UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *

                              RADVIEW SOFTWARE LTD.
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                                (Name of Issuer)

                     Ordinary Shares, Nominal Value NIS 0.01
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                         (Title of Class of Securities)

                                   M81867 10 9
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                                 (CUSIP Number)

                  Roeet Haver, 65 Rotschild Ave,+ 972-3-6215555
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 29, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. M81867 10 9

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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Perfect Provident Funds Ltd.
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [_]
          (b) [_]
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     3.   SEC Use only
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     4.   Source of funds (See Instructions)
          OO
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     5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)          [_]
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     6.   Citizenship or Place of Organization
          Israel
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                        7.   Sole Voting Power
                             34,586,534
                        --------------------------------------------------------
Number of Shares        8.   Shared Voting Power
Beneficially Owned           0
by Each Reporting       --------------------------------------------------------
Person With:            9.   Sole Dispositive Power
                             34,586,534
                        --------------------------------------------------------
                        10.  Shared Dispositive Power
                             0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          34,586,534
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)              [_]
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     13.  Percent of Class Represented by Amount in Row (11)
          21.8%
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     14.  Type of Reporting Person (See Instructions)
          CO
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                               Page 2 of 6 pages

Item 1. SECURITY AND ISSUER

     The name of the issuer is Radview Software Ltd., an Israeli company (the "Issuer"). The address of the Issuer's offices is 14 Hamelacha Street, Park Afek, Rosh Haayin 48091, Israel. This Schedule 13D relates to the Issuer's Ordinary Shares, nominal value NIS 0.01 nominal per share (the "Ordinary Shares").

Item 2. IDENTITY AND BACKGROUND

Perfect Provident Funds Ltd. ("Perfect") is an Israeli company. Perfect manages provident funds on for the benefit of members of the provident funds. The address of its principal office is 4 Maskit St` Herzliya, Israel. Perfect is owned by Perfect (Y.N.E) Capital Markets Ltd. Each of the following company`s, Malka Nir Holdings Ltd., Levinshtein Yair Holdings Ltd., and Enter Holdings 1 Ltd hold 33.33% of the Ordinary Share Capital of Perfect (Y.N.E) Capital Markets Ltd..

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Perfect are set forth in Schedule A attached hereto, and incorporated herein by reference.

     (d)Neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e)Neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Perfect purchased the Ordinary Shares described in the response to Item 5 through funds deposited with it by or on behalf of members of the provident funds it manages.

Item 4. PURPOSE OF TRANSACTION

     The Reporting Person is purchasing the Ordinary Shares since of investment purpose.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     Following the purchase of the Issuer's Ordinary Shares described in this, the Reporting Person is deemed to be the beneficial owners of the Ordinary Shares, representing 21.8% of the outstanding shares of the Issuer (based on 34,586,534 Ordinary Shares outstanding as of 158,571,530 according to the most recent filing of Issuer with the Securities and Exchange Commission). The number of Ordinary Shares beneficially owned includes options to purchase 14,241,514 Ordinary Shares that are immediately exerciseable.

     The Ordinary Shares described in this Statement were purchased in the open market as follows:

     1. On March 29, 2007, 13,345,020 Ordinary Shares and options to purchase 9,341,514 Ordinary Shares were purchased for total consideration of $800,700.

     1. On May 7, 2007, 7,000,000 Ordinary Shares and options to purchase 4,900,000 Ordinary Shares were purchased for total consideration of $420,000.


                                Page 3 of 6 pages

     Except as described in this Statement, there have been no transactions in the shares of the Issuer effected by the Reporting Person or, to the best of the Company's knowledge, any person or entity identified on Schedule A hereto, during the last 60 days. To our knowledge, none of the persons listed on Schedule A is a beneficial owner of any Ordinary Shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     N/A. Any economic interest or beneficial ownership in any of the Ordinary Shares covered by this Statement is held for the benefit of the members of the provident funds managed by Perfect.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Schedule A   Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Perfect


                               Page 4 of 6 pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: June 17, 2007

                                            PERFECT PROVIDENT FUNDS LTD.


                                            BY: Yair Levinshtein
                                            --------------------

                                            NAME/TITLE: Chairman of the board


                               Page 5 of 6 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                          PERFECT PROVIDENT FUNDS LTD.
                              (as of June 14, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS          POSITION           CURRENT PRINCIPAL OCCUPATION
--------------          --------           ----------------------------

Yair Levinshtein,       Chairman of the    Chairman of the board of PERFECT
4 Maskit St`,           board              PROVIDENT FUNDS LTD. Joint CEO OF
Herzliya, Israel.                          PERFECT (Y.N.E) CAPITAL MARKETS LTD.
                                           CEO of PERFECT (Y.N.E)
                                           MUTUAL FUNDS LTD.

Nir Malka,              CEO and Director   CEO of Perfect Provident Funds Ltd.
4 Maskit St`,                              Joint CEO OF PERFECT (Y.N.E)
Herzliya, Israel.                          CAPITAL MARKETS LTD.

Adi Blumenfeld,         Director           CEO of Enter Holdings 1 Ltd.
65 Rotschild Ave,
Tel Aviv,Israel.

Uri Akerman,            Director           Galor Company, Asset Manager
moshav Rakefet,
Israel.

Assaf Barnea,           Director           Mekorot ,Israel National water
12 Shimon Hatarssi St`,                    company Business Development ,
Tel Aviv, Israel.                          Adviser to CEO.

Ariel Keren,            External Director  Inbal Insurance Company, Head
40 Golomve St`,                            of Public Private Partnership
Ramat Hasharon, Israel.                    division.

Dany Rappaport,         External Director  Owner and CEO of N. C. L.
120 Ehad Haam St`,                         Investments & Consulting Ltd;
Tel Aviv, Israel.                          A private Investment
                                           Banking boutique.


                               Page 6 of 6 pages